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SEC FILE NUMBER 0-10315

CUSIP NUMBER 039589205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):
 ☒  Form 10-K and Form 10-KSB    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q and 10-QSB
☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR
For Period Ended:    July 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Arcland Energy Corporation

Full Name of Registrant

Former Name if Applicable

17101 Preston Road, Suite 210

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75248

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant’s Form 10-KSB for the period ended July 31, 2008 could not be filed within the prescribed time period without unreasonable effort or expense because the Registrant’s independent registered public accounting firm recently notified the Registrant that it is no longer qualified to issue the required audit report relating to its financial statements. The Registrant has attached a statement from its independent registered public accountant regarding its inability to issue the audit report. The Registrant is in the process of engaging a new independent registered public accounting firm to provide the required audit report relating to its financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bryan Bulloch	(214)	774-4820
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant reported a net loss of $2,422,138 for the year ended July 31, 2007. The Registrant’s net loss for the fiscal year ended July 31, 2008 is currently anticipated to be $116,305. This decrease in net loss was attributable principally to the divesture of the Registrant’s old business operations relating development of implantable lenses and the acquisition of new oil and gas lease assets and operations.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant’s financial results for the fiscal year ended July 31, 2008. These statements are based on management’s current expectations and involve a number of risks and uncertainties, including risk and uncertainties relating to our ability to obtain an audit report relating to our financial statements for the fiscal year ended July 31, 2008 and other risks described in our filings with the Securities and Exchange Commission. The Registrant’s actual results may differ materially from the Registrant’s anticipated or expected results and the results in the forward-looking statements.

Arcland Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 30, 2008	By /s/ Bryan Bulloch
Bryan Bulloch, President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS

7900 E Union Avenue, Suite 900
Denver, CO 80237

October 28, 2008

Bryan Bulloch
Via email

Dear Bryan:

To follow up on our discussions of the last two days, we are no longer registered with the PCAOB and therefore can no longer sign audit opinions for public companies. We will have a successor firm in place within a day or two who can complete the audit we've been working on.

I will let you know the details as they are firmed-up.

Yours truly,

/s/ Thomas M. Jaspers
Thomas M. Jaspers